UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2006

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

 “The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., in its
meeting on 10th February 2006, has resolved to convene an Annual General
Meeting of Shareholders, which will be held in Bilbao, at the Palacio
Euskalduna, on Abandoibarra Street nº 4, on 17th March 2006, at 12.00 hours under first summons, and in the same place at the same time on 18th March 2006 under second summons, according to the following

AGENDA

ONE.- Examination and approval, where forthcoming, of the Annual Accounts and
Management Report for Banco Bilbao Vizcaya Argentaria, S.A. and its
Consolidated Financial Group. Application of earnings; distribution of dividend. Approval of corporate management. All the above refer to the year ending 31st December 2005.

TWO.- Adoption, where forthcoming, of the following resolutions on the appointment and re-election of members to the board of directors:

2.1.- Appointment of Mr  Tomás Alfaro Drake.
2.2.- Re-election of Mr. Juan Carlos Alvarez Mezquiriz.
2.3.- Re-election of Mr. Carlos Loring Martinez de Irujo
2.4.- Re-election of Ms. Susana Rodríguez Vidarte

In compliance with paragraph 2 of article 34 of the company bylaws, to determine the number of directors to be what it is at this moment, pursuant to the resolutions passed under this agenda item. This will be reported to the
AGM for due process.

THREE.- Annulling, insofar as unused, the authorisation conferred at the BBVA
General Shareholders Meeting of 28th March 2004, whose amount was increased under resolution by the AGM, 26th February 2005, and maintaining the part already drawn down in force, to authorise the board of directors to issue fixed-income securities, of any class or kind, including swappable securities, not convertible into shares, to a maximum nominal sum of €105,000,000,000 (one hundred and five billion euros).

FOUR.- Authorisation for the company to acquire treasury stock directly or through group companies, in accordance with article 75 of the Consolidated
Text of the Companies Act, establishing the limits or requirements on said acquisitions, with express powers to reduce the company’s share capital to redeem treasury stock. To confer due authority to the board of directors to implement the resolutions passed by the annual general meeting in this respect, repealing the authorisation conferred by the AGM, 26th February 2005.

FIVE.- Re-election of auditors for the 2006 accounts.

SIX.- Approval, for application by the bank and its subsidiaries, of a long-term share-based remuneration plan for members of the management team
(including executive directors and members of the BBVA Management committee), which will apportion BBVA stock to its beneficiaries.

SEVEN.- To amend article 53 of the company bylaws, “Application of earnings”, in order to contemplate the possibility of remunerating members of the board of directors by giving them shares, share options or remuneration indexed to the share price.

EIGHT.- Approval, for application by the bank, of a deferred remuneration system for non-executive directors, which will apportion BBVA stock to its beneficiaries.

NINE.- Conferral of authority to the board of directors, with powers of substitution, to formalise, correct, interpret and implement the resolutions adopted by the AGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 02/10/2006	By:	JAVIER MALAGON NAVAS
	Name:	JAVIER MALAGON NAVAS
	Title:	Authorized Representative of BBVA